CONSOLIDATED EDISON, INC.
                             Ratio of Earnings to Fixed Charges
                                    Twelve Months Ended
                                   (Thousands of Dollars)


                                                    JUNE                 JUNE
                                                    1998                 1997
                                               ----------           ---------

Earnings
 Net Income                                      $741,621             $662,302
 Federal Income Tax                               460,170              246,070
 Federal Income Tax Deferred                      (60,780)             129,590
 Investment Tax Credits Deferred                   (8,770)              (8,790)
                                               ----------           ----------

    Total Earnings Before Federal Income Tax    1,132,241            1,029,172

Fixed Charges*                                    355,319              348,015
                                               ----------           ----------
    Total Earnings Before Federal Income Tax
      and Fixed Charges                        $1,487,560           $1,377,187
                                               ==========           ==========



* Fixed Charges

 Interest on Long-Term Debt                      $303,379             $301,853
 Amort. of Debt Discount, Premium & Expense        12,878               11,436
 Interest on Component of Rentals                  18,367               18,175
 Other Interest                                    20,695               16,551
                                               ----------           ----------

    Total Fixed Charges                          $355,319             $348,015
                                               ==========           ==========



    Ratio of Earnings to Fixed Charges               4.19                 3.96